Colorado Office 10758 W. Centennial Rd. Littleton, CO 80127 Tel: 866-981-4588	Wyoming Office 1478 Willer Drive Casper, WY 82604 Tel: 307-265-2373

June 21, 2022

VIA EDGAR

Office of Energy and Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Ur-Energy Inc.
        Form 10-K for the Fiscal Year ended December 31, 2021
        Filed March 9, 2022
        File No. 001-33905

Dear Messrs. Wojciechowski, Hiller and Schuler:

Ur-Energy Inc. (“Company”) is in receipt of the comment letter from the staff (“Staff”) of the United States Securities and Exchange Commission (“SEC”) dated June 6, 2022 (“SEC Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 9, 2022 (the “Form 10-K”). The Company’s responses to the comments are set forth below. For convenience, the comments in the SEC Letter are reproduced below.

Business and Properties
Our Mineral Properties, page 13

Comment No. 1: We note that you have provided various maps showing the general locations of your material properties. Please revise to indicate such locations within 1 mile, using an easily recognizable coordinate system.  See Item 1304(b)(1)(i) of Regulation S-K.

Response to Comment No. 1:
The Form 10-K includes a state-wide map showing the location of the Lost Creek Property (page 14) and a more detailed public-lands survey (PLS) map on page 18 showing the specific township and section locations of the Lost Creek Property with precision of better than one mile.

With regard to the Shirley Basin Project, the Company proposes to include in future Annual Reports on Form 10-K a more detailed map of its Shirley Basin Project that complies with Item 1304(b)(1)(i) of Regulation S-K (similar to Figure 3 in the Shirley Basin technical report summary, Exhibit 96.2 to the Form 10-K, also shown on a PLS map). Initially, the Company will include this property map in its Form 10-Q for the quarter ended June 30, 2022.

Office of Energy and Transportation
Division of Corporation Finance, SEC
June 21, 2022

Financial Statements
Note 7 - Mineral Properties, page F-15

Comment No. 2: We note your disclosure explaining that you have not tested your long-lived assets for recoverability during any of the periods covered by your financial statements because you had not identified indicators that would require a formal impairment test.  However, you have various disclosures within your periodic filings of circumstances that do not appear to be consistent with this determination. For example, we note the following.

●
You previously reported having initially six long-term agreements with U.S. utilities to sell a portion of your uranium production during 2013-2019, though production was not sufficient to satisfy these obligations, or was considered economically adverse relative to supply in the spot market.
●
Your last sale of uranium production occurred during the second quarter of 2019; all obligations to sell uranium during 2020 were settled with uranium that had been purchased, and you had no sales of uranium during 2021.
●
You indicate that operations were curtailed during the third quarter of 2020 due to low uranium prices; you state "the spot market does not currently support full production operations" and "term contracting by U.S. utilities has remained at lower volumes and prices which do not incentivize a return to production."
●
You explain that your petition for relief under Section 232 of the Trade Expansion Act "may have resulted in unintended negative reactions resulting in adverse effects to our business relationships with consumers of uranium."
●
We understand that all of your uranium sales agreements with U.S. utilities had lapsed or expired by the end of 2020, without renewal, extension or replacement.
●
You have no proven and probable reserves and no plans to establish proven or probable reserves for any of your uranium projects that would utilize ISR mining.
●
You report operating cash flow losses for the past two fiscal years, including quarters within those fiscal years, and the subsequent interim period.

Given the foregoing, and considering the examples of indicators in FASB ASC 360-10-35-21(b), (c) and (e), we believe that you would need to test your long-lived assets for recoverability and should review your depreciation estimates and method of amortization to comply with FASB ASC 360-10-35-21 and 22. Please submit the analyses that you perform for recoverability of the amounts capitalized for your mineral properties and capital assets listed in Notes 7 and 8 as of December 31, 2020 and 2021.

Response to Comment No. 2:
The Company last performed testing of its long-lived assets for recoverability for the year ended December 31, 2017, and no impairment was required. At that time, the sole indication of possible impairment was the decline in industry-wide reported sales prices. The weakened price had no immediate effect on the Company in 2017, however, because we had sales contracts until 2021.

Office of Energy and Transportation
Division of Corporation Finance, SEC
June 21, 2022

In 2017, to test for recoverability, a cash flow analysis for each of Lost Creek and Shirley Basin was performed. The mine life used was consistent with the life reported in the respective NI 43-101 Preliminary Economic Assessment report for each property. The cost basis used for the properties included the undepreciated mineral property and capital assets related to the properties as of December 31, 2017. The 2017 recoverability test indicated significant headroom on an undiscounted cash flow basis using a sales price of $31 per pound, which was the average long-term price of the two, leading industry-recognized market consultants at December 31, 2017.

Each quarter and at our year-end, we consider various impairment indicators, including the prevailing market price for uranium, the Company’s stock price and market capitalization, mineral resource estimates, legislative factors, operating costs, timing of production, and other factors. At year-end 2021, we again considered these indicators. Term market prices for uranium consistently increased each year since 2017, with 2021 year-end pricing exceeding 2017 year-end pricing by approximately 38%. In addition to uranium prices, other market conditions and potential impairment indicators have also generally improved since 2017, including a significant increase in global and domestic support for carbon-free nuclear energy. At the same time, the carrying values of the Company’s long-lived assets decreased as depreciation, depletion, and amortization continued to be recorded throughout the subsequent periods. We considered all available information and concluded that, because the uranium price and other factors continued to improve, no further analysis was required.

Notwithstanding the above, even if a full recoverability analysis were required, we believe that no impairment would be needed as the undiscounted cash flows of both the Lost Creek Property and the Shirley Basin Project significantly exceed their respective cost basis. Nevertheless, we have prepared an updated recoverability analysis for 2021 to support our position.

In 2021, industry-wide uranium sales prices improved and while there was no indicator of possible impairment, a cash flow analysis was performed in conjunction with the preparation of the Technical Report Summaries for Lost Creek and Shirley Basin. Each property’s cash flow analysis was compared to its respective cost basis, which included the undepreciated mineral property and capital assets as of December 31, 2021. Based on the undiscounted cash flow models, the asset carrying values will be fully recovered and no impairment was indicated for either of the properties.

A summary of the impairment test results for 2021, and the previous 2017 testing, follows:

Description	2017 ($000s)	2021 ($000s)
Lost Creek
Net undiscounted cash flows	132,463	376,427
Carrying value	38,155	23,578
Headroom	94,308	352,849
As a percentage of carrying value	247%	1,497%

Shirley Basin
Net undiscounted cash flows	34,501	192,766
Carrying value	17,224	17,414
Headroom	17,277	175,352
As a percentage of carrying value	100%	1,007%

Office of Energy and Transportation
Division of Corporation Finance, SEC
June 21, 2022

We depreciate and amortize the mineral properties and capital assets on a straight-line basis over their useful lives. For further discussion of our depreciation methods, see the Company’s correspondence dated June 12, 2015, in response to Comment No. 4 of Staff’s correspondence dated June 2, 2015. We have considered the requirements of ASC 360 regarding review of depreciation estimates and methods and we do not believe that any reduction in the useful life or change in the method is required.

Exhibits 96.1 and 96.2
Section 11 - Mineral Resource Estimates, page ES-11

Comment No. 3: Please obtain and file a modified exhibit disclosing the cutoff grade calculation along with the assumed uranium prices, costs, metallurgical recoveries, and the rationale for the prices that were selected. See Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.

Response to Comment No. 3:
To better summarize the information set forth in various chapters of our technical report summaries with regard to the cutoff grade calculation, at the Company’s request, the qualified person has agreed to add the following additional disclosure (modified as necessary to reflect changing circumstances) in future technical report summaries:

Lost Creek Property:

As set forth elsewhere in this Report, Ur-Energy has established minimum grade, thickness and GT parameters based on its mining experience to date at the Lost Creek Project. The cutoff used in this Report is a minimum GT (grade x thickness) of 0.2 and assumes 80% recovery of pounds under pattern. In addition, planning of mine unit patterns and related economics (Chapters 13.0 Mining Methods and 19.0 Economic Analysis) assumes installation of patterns over mineralization in the mining zone that exceed 0.2 GT. Based on these factors and excluding Inferred Mineral Resources, the current estimated cost of production is $36.23 pre-tax, or $42.91 post tax, per pound. If Inferred Mineral Resources are included, the current estimated cost of production is $33.61 pre-tax, or $42.33 post tax, per pound. See also Chapter 19.0 Economic Analysis.

Office of Energy and Transportation
Division of Corporation Finance, SEC
June 21, 2022

Shirley Basin Project:

As set forth elsewhere in this Report, Ur-Energy has established minimum grade, thickness and GT parameters based on its mining experience at its other project, leach tests and industry standards. The cut off used in this Report is a minimum GT (grade x thickness) of 0.25 and assumes 80% recovery of pounds under pattern. In addition, planning of mine unit patterns and related economics (Chapters 13.0 Mining Methods and 19.0 Economic Analysis) assumes installation of patterns over mineralization in the mining zone that exceed 0.25 GT. Based on these factors, the current estimated cost of production is $33.04 pre-tax per pound. See also Chapter 19.0 Economic Analysis.

As suggested in our Response to Comment No. 5, below, the foregoing text in future Shirley Basin technical report summaries will also include estimated post-tax costs of production similar to the proposed text for the Lost Creek Property Report.

Section 16.0 - Market Studies, page ES-16

Comment No. 4 : We note various remarks within each report indicating the uranium sale price is based on projections of VIII Capital Corporation, Cantor Fitzgerald Canada Corporation, H.C. Wainwright & Company, and UxC, LLC.  Please obtain and file a modified exhibit that includes a discussion of these uranium price forecasts, that clarifies when they were made, how they were combined in deriving an average for the estimate, and how the price forecast varies from year to year.  See Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K.

Response to Comment No. 4:
At the Company’s request, the qualified person has agreed in future technical report summaries to set forth separately the annual average pricing derived from the consensus pricing projections in each report’s cash flow detail (e.g., Table 12 in the current Lost Creek Report and Table 17 in the current Shirley Basin Report). While the annual estimated sales in each of those tables reflects the average annual sales price, the Company believes that specifying the sales price data in a separate row in the table will provide greater clarity and convenience to the reader.

For ease of reference, in future technical report summaries the qualified person has agreed to include a month and year in references to its consensus pricing sources in the text of the reports, in addition to the specific report dates as are currently set forth in Chapter 24.0 References.

Comment No. 5: Please obtain and file a modified exhibit for the Shirley Basin property that includes a post-tax cash flow, considering federal and state taxes, consistent with the approach taken with your Lost Creek property. See Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

Office of Energy and Transportation
Division of Corporation Finance, SEC
June 21, 2022

Response to Comment No. 5:
The Company proposes to include post-tax analysis in future technical report summaries on the Shirley Basin Project consistent with the approach taken on the Lost Creek Property. Specifically, this will include annual and project-total post-tax data (state and federal income tax) and the effects of taxes on annual cash flows, net present values, internal rates of return and related sensitivities. The additional analysis including post-tax projections is anticipated to include discussion, data and tables in Chapters 3.4 (Royalties, Taxes and Fees); 18.0 (Capital and Operating Costs); 19.0 (Economic Analysis); and 22.0 (Interpretation and Conclusions).

*****

We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at 720-981-4588 or at roger.smith@ur-energy.com.

Sincerely,
Ur-Energy Inc.

/s/ Roger L. Smith
By: ___________________________
Roger L. Smith
Chief Financial Officer